NEUBERGER BERMAN INCOME FUNDS
CLASS A
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

     Class A of the following series of Neuberger Berman Income Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)

Neuberger Berman Core Bond Fund	0.25%

Neuberger Berman Emerging Markets Income Fund	0.25%

Neuberger Berman Floating Rate Income Fund	0.25%

Neuberger Berman High Income Bond Fund	0.25%

Neuberger Berman Municipal Intermediate Bond Fund	0.25%

Neuberger Berman Short Duration Bond Fund	0.25%

Neuberger Berman Short Duration High Income Fund	0.25%

Neuberger Berman Strategic Income Fund	0.25%

Dated:  August 14, 2013